SHARE AND WARRANT TRANSFER AGREEMENT

This Share and Warrant Transfer Agreement (this “Agreement”) is entered into as of December 24, 2013 by and between BBS Capital Fund, LP and Hauser Holdings LLC (the “Transferors”) and Rampant Dragon, LLC (the “Transferee”) regarding the transfer of certain membership interests of Lone Oak Acquisition Corp. (the “Company”).

RECITALS

WHEREAS, the Transferors and the Transferee entered into an Agreement and Plan of Operation dated April 4, 2010 (the “Operation Agreement”) providing for the roles and ownership stakes for the parties in the Company; and

WHEREAS, the Operation Agreement specified that should the Transferee source the target of the Business Combination (as defined in the Company’s organizational documents) that the Transferee would be entitled to receive a portion of the Transferor’s shares and warrants in the Company in exchange for the amounts originally paid by the Transferors therefor; and

WHEREAS, in connection with the Agreement and Plan of Merger Agreement entered into by the Company with Arabella Exploration LLC, a target sourced by the Transferee, the Transferors are required to transfer a portion of their shares and warrants in the Company (the “Membership Interests”) to the Transferee.

NOW, THEREFORE, the parties hereto, for good and valuable consideration which each party acknowledges the receipt of, hereby agree as follows:

1.	Transfer of the Shares and Warrants.

In connection with the closing of the transactions contemplated by the Merger Agreement, each Transferor hereby transfers to the Transferee, or its assigns, effective the date hereof, its pro rata portion of:

(a) 153,994 ordinary shares of the Company for $3,750.00, in cash or equivalent value

(b) 1,485,000 warrants of the Company for $519,750.00, in cash or equivalent value

In immediate execution of (b) above, the Transferor agrees to sell the Transferee an option for $150.00 to purchase the aforementioned warrants for $0.35 each. The term of the option shall extend one (1) year from the date of this agreement and shall be executable at the option of either party at which point Transferee shall pay $519,600.00 in cash (the total of $0.35 for each warrant less the $150.00 paid for the option), or equivalent value, to Transferor for the warrants.

In order to effectuate the foregoing transfers, the Transferors shall promptly submit an appropriate instruction letter and the applicable securities to the Company’s transfer agent for re-issuance to the Transferees as indicated above. The Transferees acknowledge that (i) the ordinary shares to be transferred are subject to the terms of a share escrow agreement, dated March 16, 2011, with Continental Stock Transfer & Trust Company acting as escrow agent, and will remain in escrow as specified in such share escrow agreement, and (ii) the Transferees will execute such documents as are required by the escrow agent to permit such transfer.

2.	Representations and Warranties of the Transferors.

Each Transferor represents and warrants that it has full legal capacity and authority to enter into the Agreement and to transfer the shares and warrants to the Transferee hereunder, and is not bound by any agreement, instrument or governmental order prohibiting such transfer.

3.	Representations and Warranties of the Transferees.

The Transferee represents and warrants that it is an accredited investor and that each of its equity owners and potential assigns are accredited investors. As such, the Transferees are fully experienced and knowledgeable of any market, investment, liquidity, suitability or other risks associated with these shares and warrants.

Further, as existing shareholders of the Company, the Transferee, and its potential assigns, are fully experience and knowledgeable of the market risks, restrictions, legends associated with these shares and warrants. Additionally, the Transferee, and its potential assigns, are aware of, and already party to, the ancillary agreements associated with the shares and warrants, including but not limited to, the escrow agreement.

4.	Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

5.	Entire Agreement.

This Agreement constitutes the entire agreement of the parties hereto.

6.	Governing Law.

This Agreement shall be governed by the laws of the State of New York without regard to its conflict of laws principles.

7.	Modification.

This Agreement may not be amended or supplemented at any time unless by a writing executed by the parties hereto.

8.	Headings.

The headings in this Agreement are solely for convenience or reference and shall not affect its interpretation.

9.	Counterparts; Facsimile.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile or other electronic transmission, and any such executed facsimile or electronic copy shall be treated as an original.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

Transferors:

BBS CAPITAL FUND, LP

By:
Name:
Title:

HAUSER HOLDINGS LLC

By:
Name:
Title:

Transferee:

RAMPANT DRAGON, LLC

By:
Name:
Title: